UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Lion Group Holding Ltd.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

53620U102(1)

(CUSIP Number)

May 20, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) CUSIP number 53620U102 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the Nasdaq under the symbol “LGHL.” Each ADS represents fifty Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

CUSIP No. 53620U102	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Zhang Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,500,000 shares(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,500,000 shares(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%(2) (assuming all outstanding Class B ordinary shares vote with Class A ordinary shares in the same class)
12	TYPE OF REPORTING PERSON* IN

(1)	Represents 4,500,000 Class B ordinary shares held by the reporting person. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to one hundred votes per share on all matters submitted to them for vote.
(2)	Percentage is calculated based on 343,740,939 ordinary shares outstanding, being the sum of 299,508,954 Class A Ordinary Shares and 44,231,985 Class B Ordinary Shares.

CUSIP No. 53620U102	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Lion Group Holding Ltd.

(b)	Address of Issuer’s Principal Executive Offices: 3 Phillip Street, #15-04 Royal Group Building Singapore 048693.

Item 2.

(a)	Name of Person Filing:

Zhang Yan

(b)	Address of Principal Business Office or if none, Residence:

Zhang Yan:

c/o Lion Group Holding Ltd., 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693

(c)	Citizenship:

Zhang Yan – China

(d)	Title of Class of Securities: Class A ordinary shares, $0.0001 par value per share

(e)

CUSIP Number: 53620U102

This CUSIP number applies to the American depositary shares of the Issuer, each representing fifty Class A ordinary shares of the Issuer. No CUSIP has been assigned to the ordinary shares.

Item 3.	Not Applicable

Item 4.	Ownership.

The information required by Item 4 is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

CUSIP No. 53620U102	13G	Page 4 of 5 Pages

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 53620U102	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2024

Zhang Yan

/s/ Zhang Yan

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.